Contact

www.linkedin.com/in/neerav-shah-40aa97 (LinkedIn)

Top Skills

Supply Chain Management
Change Management
Process Improvement

Neerav Shah

Member Board Of Directors at DRONEDEK Corp.
Indianapolis

Experience

DRONEDEK Corporation

2 years 11 months

Chief Strategy Officer
February 2021 - Present (1 year 6 months)
Indianapolis, Indiana, United States

Member Board Of Directors
September 2019 - Present (2 years 11 months)
Indianapolis, Indiana, United States

Aerotronic (Techstars Mobility '18)

Co-Founder/ COO (Techstars Mobility '18)
January 2015 - Present (7 years 7 months)
Indianapolis, Indiana Area

Aerotronic designs and builds unmanned aerial vehicles

PRN Associates, Inc

Principal
March 2010 - January 2021 (10 years 11 months)

Kaiser Permanente

Sourcing Manager
November 2007 - March 2010 (2 years 5 months)

Vahana Corporation

Manager
November 2004 - October 2007 (3 years)

Sun Microsystems

Program Manager
2000 - 2004 (4 years)

Supply Chain Management

Telamon

Manager
1994 - 1998 (4 years)

Education

Purdue University
MBA, Operations · (1998 - 2000)

The London School of Economics and Political Science (LSE)
BSc, Economics · (1993)

Park Tudor School
 · (1989)